

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

Edward Spehar
Director, Vice President and Chief Financial Officer
BRIGHTHOUSE LIFE INSURANCE Co
11225 North Community House Road
Charlotte, North Carolina 28277

> **Re: BRIGHTHOUSE LIFE INSURANCE Co**
> **Form 10-K Filed March 1, 2023**
> **Form 10-Q Filed May 11, 2023**
> **File No. 033-03094**

Dear Edward Spehar :

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K Filed March 1, 2023

Note 10. Equity - Statutory Financial Information, page 125

1. Please tell us and revise future filings to disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements. Refer to ASC 944-505-50-1 for guidance.

Form 10-Q Filed May 11, 2023

Non-GAAP Financial Disclosures, page 62

2. We note your reconciliation of net income/(loss) available to shareholders to adjusted earnings on page 64. Please provide us detail of the underlying adjustments in the "Other adjustments" reconciling item for each quarter presented and provide us relevant facts and circumstances to explain what the items represent and why you adjust for them.

3. Please tell us and revise future filings to disclose how you calculate the provision for

income tax related to your adjusted earnings Non-GAAP measure.

4. Please tell us how you considered whether each of the change in market risk benefits adjustments and the other adjustments used to calculate adjusted earnings have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Additionally, please tell us if you believe the resulting consolidated measure of adjusted earnings is misleading and violates Rule 100(b) of Regulation G. Please refer to Questions 100.04 and 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance